TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

[redacted]

07028548

RECEIVED

2007 DEC 10 A 8:45

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

4 December 2007

SUPPL

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 15 October 2007 to 30 November 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp
Rowan D J Adams
Deputy Company Secretary

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Enc.

RECEIVED
2007 DEC 10 A 8:[illegible]
[illegible]

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 15 October 2007 to 30 November 2007

Date	Headline
30/11/07	Transaction in own shares
29/11/07	Transaction in own shares
28/11/07	Transaction in own shares
27/11/07	Transaction in own shares
22/11/07	Transaction in own shares
21/11/07	Transaction in own shares
20/11/07	Transaction in own shares
19/11/07	Transaction in own shares
16/11/07	Transaction in own shares
16/11/07	Director/PDMR Shareholding
15/11/07	Transaction in own shares
15/11/07	Holding(s) in Company
15/11/07	Director/PDMR Shareholding
15/11/07	Amendment to a note disclosure
12/11/07	Transaction in own shares
09/11/07	Transaction in own shares
08/11/07	Transaction in own shares
07/11/07	Transaction in own shares
06/11/07	Transaction in own shares
05/11/07	Transaction in own shares
02/11/07	Transaction in own shares
01/11/07	Transaction in own shares
01/11/07	Director/PDMR Shareholding
01/11/07	Total Voting Rights
01/11/07	Director/PDMR Shareholding
31/10/07	Appointment of joint corporate broker
31/10/07	Half-yearly report
30/10/07	Holding(s) in Company

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:21 30-Nov-07
Number	9544I

RNS Number:9544I
Tate & Lyle PLC
30 November 2007

Tate & Lyle PLC ("the Company") announces that on 30 November 2007 it purchased through ABN AMRO Hoare Govett 350,000 ordinary shares at an average price of 445.83 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 2,015,000 of its shares in Treasury and has 473,441,499 shares in issue (excluding Treasury shares).

This number (473,441,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	18:19 29-Nov-07
Number	8369I

RNS Number:8369I
Tate & Lyle PLC
29 November 2007

Tate & Lyle PLC ("the Company") announces that on 29 November 2007 it purchased through ABN AMRO Hoare Govett 250,000 ordinary shares at an average price of 443.99 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 1,665,000 of its shares in Treasury and has 473,791,499 shares in issue (excluding Treasury shares).

This number (473,791,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	18:20 28-Nov-07
Number	7360I

RNS Number:7360I
Tate & Lyle PLC
28 November 2007

Tate & Lyle PLC ("the Company") announces that on 28 November 2007 it purchased through ABN AMRO Hoare Govett 165,000 ordinary shares at an average price of 433.55 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 1,415,000 of its shares in Treasury and has 474,041,499 shares in issue (excluding Treasury shares).

This number (474,041,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:10 27-Nov-07
Number	6237I

RNS Number:6237I
Tate & Lyle PLC
27 November 2007

Tate & Lyle PLC ("the Company") announces that on 27 November 2007 it purchased through ABN AMRO Hoare Govett 550,000 ordinary shares at an average price of 423.48 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 1,250,000 of its shares in Treasury and has 474,206,499 shares in issue (excluding Treasury shares).

This number (474,206,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:27 22-Nov-07
Number	3428I

RNS Number:3428I
Tate & Lyle PLC
22 November 2007

Tate & Lyle PLC ("the Company") announces that on 22 November 2007 it purchased through ABN AMRO Hoare Govett 200,000 ordinary shares at an average price of 415.04 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 700,000 of its shares in Treasury and has 474,756,499 shares in issue (excluding Treasury shares).

This number (474,756,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	18:02 21-Nov-07
Number	2474I

RNS Number:2474I
Tate & Lyle PLC
21 November 2007

Tate & Lyle PLC ("the Company") announces that on 21 November 2007 it purchased through ABN AMRO Hoare Govett 500,000 ordinary shares at an average price of 422.22 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 500,000 of its shares in Treasury and has 474,956,499 shares in issue (excluding Treasury shares).

This number (474,956,499) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:10 20-Nov-07
Number	1416I

RNS Number:1416I
Tate & Lyle PLC
20 November 2007

Tate & Lyle PLC ("the Company") announces that on 20 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 430.98 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 475,452,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:53 19-Nov-07
Number	0385I

RNS Number:0385I
Tate & Lyle PLC
19 November 2007

Tate & Lyle PLC ("the Company") announces that on 19 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 430.63 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 475,852,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:34 16-Nov-07
Number	9436H

RNS Number:9436H
Tate & Lyle PLC
16 November 2007

Tate & Lyle PLC ("the Company") announces that on 16 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 600,000 ordinary shares at an average price of 430.37 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 476,252,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

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Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding

16 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

DR BARRY ZOUMAS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DR BARRY ZOUMAS

8. State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

6,000 ORDINARY 25p SHARES BY MEANS OF THE PURCHASE OF 1,500 AMERICAN DEPOSITARY RECEIPTS ('ADRS') (ONE ADR BEING EQUIVALENT TO FOUR ORDINARY 25p SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

437.00 PENCE PER SHARE (BEING THE EQUIVALENT OF 35.80 USD PER ADR USING AN EXCHANGE RATE OF 2.0481)

14. Date and place of transaction

16 NOVEMBER 2007, NEW YORK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,000 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

16 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

16 NOVEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:06 15-Nov-07
Number	8480H

RNS Number:8480H
Tate & Lyle PLC
15 November 2007

Tate & Lyle PLC ("the Company") announces that on 15 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 425.15 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 476,852,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

REDUCTION IN SHARES IN ISSUE DUE TO TATE & LYLE PLC BUY BACK AND SUBSEQUENT SHARE CANCELLATION

3. Full name of person(s) subject to the notification obligation

SILCHESTER INTERNATIONAL INVESTORS LIMITED

4. Full name of the shareholder(s) (if different from 3 above)

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TAXABLE TRUST

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY GROUP TRUST

SILCHESTER INTERNATIONAL INVESTORS TOBACCO FREE INTERNATIONAL VALUE EQUITY TRUST

THE CALLEVA TRUST

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

9 NOVEMBER 2007

6. Date on which issuer notified

12 NOVEMBER 2007

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares
ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 19,402,253

Number of Voting Rights: 19,402,253

Resulting situation after the triggering transaction:

Number of Shares - 24,111,253

Number of Voting Rights (Direct) - 24,111,253

Number of Voting Rights (Indirect) - 0

% of Voting Rights (Direct) - 5.05% (BASED ON TOTAL VOTING RIGHTS OF 477,252,831)

% of Voting Rights (Indirect) - 0%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 24,111,253

Total % of Voting Rights - 5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

SILCHESTER INTERNATIONAL INVESTORS LIMITED

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

SILCHESTER INTERNATIONAL INVESTORS LIMITED ('SILCHESTER') ACTS AS INVESTMENT MANAGER FOR THE CLIENTS DETAILED IN QUESTION 4 ABOVE ('CLIENTS'). IN ACTING FOR THEIR CLIENTS, SILCHESTER ARE GIVEN FULL DISCRETION OVER THEIR INVESTMENTS AND ARE EMPOWERED TO VOTE ON THEIR BEHALF. HOWEVER, THEY DO NOT ACT AS THEIR CLIENTS' CUSTODIAN AND THEREFORE SHARES ARE NOT HELD IN THEIR NAME BUT IN THE NAME OF EACH CLIENT'S CUSTODIAN BANK.

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

15 NOVEMBER 2007

Tate & Lyle News Announcement

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding

15 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KAI NARGOLWALA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KAI NARGOLWALA

8. State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 ORDINARY 25p SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

425.00 PENCE PER SHARE

14. Date and place of transaction

15 NOVEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,000 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

15 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

15 NOVEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

Tate & Lyle News Announcement

Tate & Lyle PLC - Amendment to a note disclosure

Tate & Lyle PLC

15 November 2007 - Tate & Lyle PLC

Amendment to a note disclosure in the Interim Results announcement

Tate & Lyle PLC ('the Company') reports an amendment to a note disclosure in the Interim Results announcement for the six months to 30 September 2007 ('the interim results'), which was published on 31 October, 2007.

The amendment has no impact on the results of the Company for the six months to 30 September 2007 or for the full financial year ending 31 March 2008. This amendment relates solely to the adjusted profit and earnings per share disclosures in respect of continuing operations in the prior financial year ended 31 March 2007.

Included within Note 6 (earnings per share), the reconciliation of adjusted profit and earnings per share for continuing operations for the year to 31 March 2007 incorrectly included a £13m exceptional tax charge. As detailed in Note 3 (exceptional items), this represented an adjustment to the tax credit recognised on the impairment in Food & Industrial Ingredients, Europe in the year ended 31 March 2006, which related to the discontinued operations. The amended reconciliation is shown in the table below.

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets, as follows:

	Year to 31 March 2007		
Continuing Operations	As previously reported	As amended	Proforma - as amended with Occidente

	£m	£m	reclassified (see note) £m
Profit attributable to equity holders of the Company (£million)	166	166	162
Adjustments for:			
- exceptional items (note 3)			
- amortisation of acquired intangible assets	13	13	13
- tax effect on the above adjustments and	9	9	9
exceptional tax items	13	-	-
Adjusted profit (£million)	201	188	184
Adjusted basic earnings per share from continuing operations	41.6p	38.9p	38.1p
Adjusted diluted earnings per share from continuing operations	40.9p	38.3p	37.5p

Note - Occidente

The effect of reclassifying Occidente, the Mexican sugar joint venture, as discontinued is also shown in the table above. On 8 October 2007, subsequent to the date of the interim results, the Company announced an agreement to sell 49% of Occidente, and completion is expected by early December. Occidente was reported as a continuing operation in the financial statements as at 30 September 2007 but, as indicated at the time of the interim results, will be reported as discontinued in the year to 31 March 2008.

CONTACTS

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:56 12-Nov-07
Number	5464H

RNS Number:5464H
Tate & Lyle PLC
12 November 2007

Tate & Lyle PLC ("the Company") announces that on 12 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 500,000 ordinary shares at an average price of 406.87 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 477,252,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:17 09-Nov-07
Number	4369H

RNS Number:4369H
Tate & Lyle PLC
09 November 2007

Tate & Lyle PLC ("the Company") announces that on 09 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 240,000 ordinary shares at an average price of 408.01 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 477,752,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc   020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:17 08-Nov-07
Number	3339H

RNS Number:3339H
Tate & Lyle PLC
08 November 2007

Tate & Lyle PLC ("the Company") announces that on 08 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 413.40 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 477,992,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

The company news service from the London Stock Exchange

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:13 07-Nov-07
Number	2391H

RNS Number:2391H
Tate & Lyle PLC
07 November 2007

Tate & Lyle PLC ("the Company") announces that on 07 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 423.36 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 478,392,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:09 06-Nov-07
Number	1454H

RNS Number:1454H
Tate & Lyle PLC
06 November 2007

Tate & Lyle PLC ("the Company") announces that on 06 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 500,000 ordinary shares at an average price of 433.49 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 478,792,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc   020 7977 6189
Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:22 05-Nov-07
Number	0683H

RNS Number:0683H
Tate & Lyle PLC
05 November 2007

Tate & Lyle PLC ("the Company") announces that on 05 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 460,000 ordinary shares at an average price of 438.83 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 479,292,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:08 02-Nov-07
Number	9737G

RNS Number:9737G
Tate & Lyle PLC
02 November 2007

Tate & Lyle PLC ("the Company") announces that on 02 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 500,000 ordinary shares at an average price of 437.001185 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 479,752,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:46 01-Nov-07
Number	8771G

RNS Number:8771G
Tate & Lyle PLC
01 November 2007

Tate & Lyle PLC ("the Company") announces that on 01 November 2007 it purchased for cancellation through ABN AMRO Hoare Govett 1,000,000 ordinary shares at an average price of 435.4 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 480,252,831. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Mark Robinson

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Director/PDMR Shareholding
Released	12:46 01-Nov-07
Number	2007110100

Tate & Lyle PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

RICHARD DELBRIDGE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

RICHARD DELBRIDGE

8. State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 ORDINARY 25p SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

438.25 PENCE PER SHARE

14. Date and place of transaction

1 NOVEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,000 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

1 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

1 NOVEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Total Voting Rights
Released	10:45 01-Nov-07
Number	2007110100

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 October 2007 consisted of 481,252,831 ordinary shares with voting rights.

The Company holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company as at 31 October 2007 was 481,252,831 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Director/PDMR Shareholding
Released	10:19 01-Nov-07
Number	2007110100

Tate & Lyle PLC

Director/PDMR Shareholding

1 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

SIR DAVID LEES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SIR DAVID LEES

8. State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 ORDINARY 25p SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

434.25 PENCE PER SHARE

14. Date and place of transaction

1 NOVEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

60,000 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

1 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

1 NOVEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete

boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Appointment of Joint Corporate Broker
Released	07:01 31-Oct-07
Number	2007103100

Tate & Lyle PLC

Tate & Lyle PLC announces the appointment of Hoare Govett Limited as joint corporate broker to work alongside Citi.

CONTACTS

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and

South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Half-yearly Report
Released	07:00 31-Oct-07
Number	2007103100

Tate & Lyle PLC

Tate & Lyle PLC - 31 October 2007
ANNOUNCEMENT OF INTERIM RESULTS
For the six months ended 30 September 2007

INTERIM RESULTS TO
30 SEPTEMBER (UNAUDITED)

	2007	2006
Continuing Operations(1)		
Sales	£1 662m	£1 645m
Adjusted profit before taxation(2)	£120m	£149m
Profit before taxation	£84m	£145m
Adjusted diluted earnings per share(2)	15.8p	20.4p
Diluted earnings per share	8.5p	19.6p
Total Operations		
Diluted earnings per share	27.9p	23.5p
Dividend per share	6.5p	6.2p

-- Adjusted profit before taxation(2) down 19% at £120 million (down 14% in

constant currency)

-- Profits from core value added food ingredients(3) increased by 18% in constant currency

-- Improved US 2008 calendar year sweetener pricing round in line with expectations

-- Share buy-back programme to be continued following the end of the close period

-- Interim dividend increased by 5% (0.3p) to 6.5p per share

---

1 Excluding the results of Redpath, Eastern Sugar and the disposed of European starch plants.

2 Before exceptional costs of £30 million (2006 - £nil million) and amortisation of acquired intangible assets of £6 million (2006 - £4 million).

3 Core value added food ingredients comprise value added food ingredients excluding sucralose.

'The 2008 financial year is proving to be more challenging than expected at the beginning of the year with difficult conditions in international sugar trading and the weak US dollar adversely impacting first half results. Nevertheless, in the first six months we made important progress in the delivery of our strategy. Our core value added food ingredients business performed strongly and we completed further significant steps to reduce the impact of our exposure to volatile raw material and commodity markets and regulated regimes, notably through the sale of five of our European starch plants.

The 2008 calendar year sweetener pricing round in the US has completed earlier than usual. We have been pleased by the outcome which was in line with our expectations. As a result, visibility has improved somewhat with regard to the remainder of the current financial year. Higher corn costs in Europe and the US dollar exchange rate remain important areas of uncertainty. We currently expect the outturn, based on an average US dollar rate in the second half of US$2.04 to the pound, for our continuing businesses in the second half to be broadly similar to that of the first six months. Looking further forward, we are confident that our strategy to focus on our value added business leaves us

well-placed to create value for our shareholders in the years ahead.'

Sir David Lees	Iain Ferguson CBE
Chairman	Chief Executive

Cautionary Statement

This Interim Statement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this Interim Statement should be construed as a profit forecast.

A copy of this interim statement for the six months ended 30 September 2007 can be found on our website at www.tateandlyle.com. A hard copy of this statement is also available from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Webcast and Conference Call

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, John Nicholas will be audio webcast live at 10.00 (GMT) today. To view and/or listen to a live audio webcast of the presentation, visit:

phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=81336&eventID=1674490

(link via www.tateandlyle.com or www.hemscott.com). Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available for six months, at the links above.

For those without video-streaming facilities, there will also be a teleconference facility for the presentation. Details are given below:

UK Toll-Free No.: +44 (0) 808-109-5741
US Toll-Free No.: +1-866-432-7175

Replay Number (available for 1 week): +44-20-8196-1998

Replay Access code: 691691#

STATEMENT OF INTERIM RESULTS for the six months to 30 September 2007

Results for the continuing businesses are adjusted to exclude exceptional items and amortisation of acquired intangible assets. Except where specifically stated to the contrary, this narrative relates only to continuing businesses. Discontinued businesses are Redpath, the five starch plants sold from the Food & Industrial Ingredients, Europe division and Eastern Sugar.

An analysis of the income statement between the continuing and discontinued businesses, which also bridges the statutory to the adjusted results, is included as additional information.

Overview

Tate & Lyle has experienced a challenging first half with difficult conditions in international sugar trading and the weak US dollar adversely impacting results. Operating profit in the six months to 30 September 2007 was 15% lower at £142 million (£168 million) and profit before tax was £120 million (£149 million). Exchange translation accounted for £10 million of the reduction in profit before tax. Adjusted diluted earnings per share at 15.8p were lower than the prior period's 20.4p.

Despite this, we made significant progress in the first half on the delivery of our strategy. Firstly, our core value added food ingredients business performed strongly achieving an 18% increase in profits over the comparative period in constant currency. Secondly, we completed further significant steps to reduce the impact of our exposure to volatile raw material and commodity markets and regulated regimes. After the period-end we also implemented changes to our management structure to improve internal efficiency and enhance customer focus. These actions, together with our expansion projects to increase value added production, are in line with our strategy to improve the quality of the Group's earnings.

Dividend

The Board has declared an interim dividend of 6.5p, an increase of 5% over the prior year. This will be paid on 8 January 2008 to shareholders on the register at 7 December 2007.

Reshaping our Business

We expected the 2008 financial year to be challenging as we transitioned our portfolio of businesses in line with our strategy. However, a dramatic increase in European cereal prices, a mark-to-market charge for increased freight costs and lower trading profits in our international sugar trading business, and further weakening in the US dollar have made this transition even more challenging than we anticipated at the beginning of the financial year. Despite these headwinds, we have continued to grow the contribution from core value added food ingredients and have made significant progress in transitioning our portfolio of businesses.

Since the beginning of the financial year we have completed the sale of our Canadian cane sugar refining business and wound down our Eastern Sugar joint venture. At the end of September we completed the sale of five starch plants from our Food & Industrial Ingredients, Europe division for EUR 310 million (£209 million) subject to closing adjustments. Initial proceeds of £197 million were received on 1 October 2007. The soaring price of European cereals during 2007 underlines the rationale for selling these plants. In October, we agreed to sell Occidente, our Mexican cane sugar joint venture. These steps further reduce the impact of our exposure to volatile commodity markets and regulated regimes.

We have retained our share in Eaststarch, our Eastern European corn joint venture. This is an efficient, low-cost business in developing markets and we have a strong partner. However today it is primarily a commodity business exposed both to European corn prices and to the regulated EU sugar market. We intend to work with our joint venture partner on how we can generate optimal returns for shareholders. The impact of the EU Sugar Regime reforms is likely to influence the timing of any strategic decisions.

Our European sugar operation is a good business within an evolving industry and we are increasingly positive for the future once the EU Sugar Regime reforms are fully implemented in 2010. Once greater stability has been achieved, which we do not expect before the end of the reform period, we anticipate consolidation in the EU sugar industry and we expect that Tate & Lyle will be a part of this. We are now taking the necessary steps to ensure that our Sugars business is optimally structured to take advantage of the opportunities that lie ahead.

The commissioning of the new Singapore SPLENDA(R) Sucralose facility has gone well and we have been able to demonstrate production capacity both in Singapore and from the expansion of the Alabama plant sooner than anticipated. The additional value added food ingredient capacity at our Sagamore plant in Lafayette, Indiana is on stream. Construction of the first phase of our new corn

wet mill in Fort Dodge, Iowa remains on track for completion by March 2009. The Loudon, Tennessee expansion, which is adding capacity for value added ingredients, substrate to the Bio-PDO(TM) joint venture and ethanol, should complete before the end of the financial year.

On 15 June 2007, we completed the acquisition of the German specialty food ingredients group G.C. Hahn & Co. This business has increased our value added offering and its integration is progressing well. During the first half we also opened a new sales office in Melbourne and research and development facilities in Lille and Shanghai to better serve our food and beverage customers in those regions.

2008 Calendar Year Pricing Round

The 2008 calendar year sweetener pricing round in the US has completed earlier than usual. We have been pleased by the outcome which was in line with our expectations. We have significant sales under toll and multi-year contracts that were not part of the 2008 calendar year pricing round activity. Despite this, and some cost and transport inflation, we expect to achieve modest margin improvements.

Group Financial Performance

Sales increased by 1% to £1,662 million (£1,645 million). Excluding the effect of exchange translation, which was £108 million adverse, sales increased by 8%. This sales increase was driven largely by an improvement in Food & Industrial Ingredients, Americas which increased sales by 9% despite strong growth in the comparative period, partially offset in Sugars by a reduction in international sugar trading activity.

Operating profit was £142 million (£168 million). The net interest expense increased to £22 million (£19 million) due to the completion of major capital projects, where interest was previously capitalised, partially offset by a favourable currency variance of £1 million.

The effective tax rate for total operations was 29.4% (30.1%). After adjusting for disposals, the effective tax rate for continuing businesses on profit before tax, exceptional items and amortisation was 34.4% (31.5%). This is based on our expectations for the year to 31 March 2008.

The disposal of five of our starch plants from the Food & Industrial Ingredients, Europe division, together with their tax losses, leaves a greater

proportion of profits earned in higher tax jurisdictions. We informed shareholders at our Annual General Meeting (AGM) in July 2007 that, subject to expected regulatory approval, we expected a substantial saving in our tax rate from our next financial year from the implementation of revised financing arrangements. While this is still our expectation, we did not identify at that time the full consequences of the restructuring of the European businesses. As a result, the tax rate reduction from the current financial year will be from a higher base than previously assumed. While we are confident of clearance for the revised financing arrangements, there is a small chance of a one-off tax cost on implementation. Subject to this, we anticipate that our tax rate for the next financial year will be in the high 20% range.

The Group's net assets at 30 September 2007 were £1,058 million, £63 million higher than at 31 March 2007. The increase is due mainly to the profit for the period and reduction in the Group's net retirement benefit liability, due to an increase in corporate bond yields, partially offset by the 2007 year-end dividend payment and the impact of the share buy-back. Net debt was £840 million compared to £900 million at 31 March 2007. In the period we received in full £72 million of Transitional Aid payments in the UK and Portugal.

Following approval from shareholders at the AGM in July 2007, the Board commenced an on-market share buy-back programme under which, to-date, we have bought and cancelled 8.8 million shares (1.8% of the issued share capital) for a total cost of £48.5 million. The share buy-back programme will continue following the end of the close period.

Segmental Analysis

In the segmental analysis we discuss performance in constant currency terms. To arrive at a constant currency result, we have retranslated the results for the six months to 30 September 2006 using the average exchange rates for the six months to 30 September 2007. Operating profits are stated before exceptional items and amortisation of acquired intangible assets.

Food & Industrial Ingredients, Americas

This division again performed well across most product categories with a particularly strong performance from value added food ingredients which achieved both higher volumes and improved prices. However, this was more than offset by ethanol profits, lower by £6 million in constant currency, which returned to more normal levels reflecting the impact of increased industry production, following the exceptional levels achieved in the comparative period. Profits

from other industrial ingredients and commodity sweeteners grew on the strength of higher margins although volumes in the HFCS market were slightly weaker. As a result, profits for the division at £84 million were slightly lower than the comparative period (£86 million in constant currency). The effect of exchange translation was £7 million adverse.

Commissioning of the expansion project at the Sagamore plant in Lafayette, Indiana, in order to increase production of value added food ingredients, commenced during the period. Now that the additional capacity is on stream, we expect this part of our business to grow further in the second half. Other major capital projects at Fort Dodge, Iowa and Loudon, Tennessee are proceeding satisfactorily.

Corn costs rose more than 50% over the comparative period, principally driven by higher ethanol demand. EU approval for certain GMO strains in US-sourced corn gluten feed was delayed several times, and the subsequent surplus in the US resulted in the value of this by-product not rising to the same extent for some of the first half. Accordingly, net corn costs were substantially higher. These delays also led to unanticipated variances between the actual prices realised for US-sourced corn gluten feed and the published benchmarks. This negatively impacted the pricing formula in toll contracts. Corn gluten feed prices have risen in the last few weeks because of strong demand in North America. However, the 2007 harvest of US corn contains new GMO strains that will also require EU approval before exports can be made.

Our fermentation business in Selby, UK consisting of our citric acid and astaxanthin facilities ceased production, resulting in an operating loss during the period of £5 million. The astaxanthin joint venture is expected to be dissolved shortly. Profits from the remaining citric acid business were slightly lower due to higher substrate costs in the US.

Almex, our Mexican joint venture, and Tate & Lyle Custom Ingredients continue to perform satisfactorily and broadly in line with expectations.

The Bio-PDO(TM) joint venture facility in Loudon, Tennessee continues to operate well. Market proving activities for this new product are continuing to be undertaken. This business will, as anticipated, incur a modest loss in its first full year of operation.

Sucralose

Sales at £70 million were £3 million higher in constant currency, although after

the effect of exchange translation were £6 million adverse. Encouraging sales growth was achieved in Latin America, Europe and Asia-Pacific.

Profits of £32 million were the same as the comparative period in constant currency. After the effect of exchange translation, profits were £2 million adverse.

We continue to deploy significant resources to work with customers on reformulation projects. Customer acceptance of the new granular SPLENDA(R) Sucralose product is increasing as key customers complete their audits of the new Singapore facility.

The start-up of the Singapore facility has proceeded smoothly and we have been able to demonstrate production capacity, with product in specification, both in Singapore and from the expansion of the Alabama plant ahead of schedule. In proving production at higher capacities than expected so soon after commissioning, we have increased inventories. We understand some customers still maintain security stocks and that these will be reduced further now there is the comfort of supply from two plants. We can now flex production over both plants to optimise efficiency while managing inventory at appropriate levels.

Our patent infringement case in the United States International Trade Commission (ITC) in Washington continues. The trial is currently scheduled for late February 2008 with a final decision expected in October 2008. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US. So far, seven of the 27 respondents in the ITC matter have been held in default by the Judge and are now barred from contesting the case. The US Federal District Court case has been stayed pending the conclusion of the ITC case.

Sugars

Profits of £14 million were substantially lower than the comparative period (£32 million in constant currency). The effect of exchange translation was £2 million adverse.

Our international sugar and molasses trading business broke even with a loss in international sugar trading being offset by a good performance from the molasses trading and storage activity. International sugar trading suffered from a mark-to-market charge for increased freight costs, which we have now covered, and lower trading profits. The molasses trading business has benefited in particular from the recent sharp increase in EU animal feed ingredient prices,

with demand for molasses increasing as a result. The comparative period included unusually high profits from international sugar trading and the year-on-year reduction in profit from this activity was £18 million in constant currency.

Profitability of our EU cane sugar refining operations in the UK and Portugal was ahead of last year, despite the continued difficult EU sugar market conditions. Oversupply of sugar, partly due to the slow pace of quota surrender under the EU restructuring scheme, continues to depress prices.

We welcome the recent agreement to strengthen the EU restructuring scheme which should improve market conditions. The agreement makes surrender of beet quota more attractive, whilst at the same time highlighting the consequences of not doing so. These changes have little direct effect on cane refineries, which are not part of the restructuring scheme, but we believe a balanced and stable market is good for the whole industry. The level of future earnings for our EU sugar businesses will depend on the success of the implementation of the EU Sugar Regime reforms over the four-year transition period ending in 2010, and the consequent beneficial impact on margins that can be established.

Our plans to reduce costs and increase throughput at our two refineries and to develop new EU markets continue apace. Ongoing projects include the successful installation of two new sugar unloading cranes in London, investments to allow increased throughput in Lisbon, our Eridania Tate & Lyle joint venture in Italy, and our investment in the People's Democratic Republic of Lao to secure supply for our refineries. A number of other projects, including cost saving initiatives totalling £7 million by the end of this financial year on an annualised basis, are also underway. The contribution of all these actions is beginning to impact positively on the performance of our sugar refining businesses.

We announced on 8 October 2007 that we had reached an agreement to sell our 49% share in Occidente, the Mexican joint venture, subject to competition clearance. Completion is expected by early December. We will receive cash consideration of US$93 million (£46 million). Occidente is reported as a continuing business in these interim results, but will be reported as discontinued at the year-end.

Nghe An Tate & Lyle in Vietnam increased cane sugar throughput but profits were lower due to a decrease in prices from the comparative period.

The closure of our Eastern Sugar business continues on plan following surrender of its beet quota to the EU sugar restructuring scheme. Tate & Lyle's share of net cash proceeds from the restructuring fund of approximately £51 million will

be payable in two instalments in the financial year to 31 March 2009.

Food & Industrial Ingredients, Europe

The sale of the four wheat plants in Belgium, France, Italy and the UK and the corn plant in Spain to a subsidiary of French co-operative Tereos was completed on 30 September 2007 for EUR 310 million (£209 million) subject to closing adjustments. Initial proceeds of £197 million were received on 1 October 2007. This disposal reduces our exposure to both EU commodity markets and to the impact of the reform of the EU Sugar Regime.

The continuing businesses, consisting primarily of the five joint venture Eaststarch corn plants in Central and Eastern Europe and the wholly-owned specialty corn starch plant in Koog, the Netherlands, increased our share of profit to £26 million over the comparative period

(£23 million in constant currency). The improvement was due to increased sales volumes, improved product mix and higher prices. There was no effect from exchange translation.

Corn costs were well above the prior year and rose significantly during the period to record levels as EU prices followed world cereal prices, primarily driven by disappointing harvests in various countries and increasing demand from Asia. Some of this increase was offset by much stronger prices for nearly all our by-products. The full impact of the higher corn prices will be felt in the second half of the year. Prices touched record highs at the end of August and, despite some recent modest retrenchment, remain highly volatile. There appears to be little prospect of any significant reduction in corn prices as it would require one or two exceptional world crops of non-GMO corn and wheat to replenish stocks and reduce prices and volatility.

We expect to recover increased raw material costs, where possible, in the 2008 calendar year pricing round. However, the price of a number of sweetener products in the EU is capped by the price of sugar, and overall it is expected that margins will be squeezed during the second half and that profits will be modest. Approximately two-thirds of the continuing businesses' production is in sweeteners. The cost of the corn that has still to be purchased as well as the pricing of new sales contracts will be key factors in the second half.

G.C. Hahn & Co made a small profit following its acquisition in June 2007.

The discontinued business contributed profit of £38 million (£19 million in the

comparative period in constant currency) on the back of significantly higher sales prices, improved product mix and increased volumes. For the first few months of the year, these higher prices generated an improved margin over the comparative period. However, the strong cereal price increase in August reversed this trend which is expected to continue for some time.

Central Items

Net costs at £14 million were lower than the comparative period (£16 million in constant currency). Following the significant reshaping of the business, a review of central functions across the Group has commenced.

Energy

The Group's energy cost in the first half was slightly higher than the comparative period in constant currency. Increased throughput was largely offset by improved efficiency. We have in place contracts and hedges that cover more than 80% of our estimated energy use for the current financial year.

Exceptional Items

The sale of Redpath generated a profit on disposal of £59 million. The sale of the five starch plants from the Food & Industrial Ingredients, Europe division generated a profit on disposal of £1 million after writing off goodwill of £15 million. The social plan that was agreed with the Works Council was, at £30 million, at a higher cost than we had previously anticipated and resulted in a net loss of £29 million.

Risks and Uncertainties

The principal risks and uncertainties affecting the business activities of the Group remain those detailed on pages 30 and 31 in the Report and Accounts for the year ended 31 March 2007, a copy of which is available on the Company's website at www.tateandlyle.com. In the view of the Board there is no material change in these factors in respect of the remaining six months of the year. The Group has some exposure to raw material markets, especially to European corn, and in its ability to achieve satisfactory sales prices, particularly from some sizeable annual contracts which are effective for the calendar year 2008. The Group also retains an exposure to foreign currency movements for the translation of profits.

Outlook

The 2008 financial year is proving to be more challenging than expected at the beginning of the year with difficult conditions in international sugar trading and the weak US dollar adversely impacting first half results. Nevertheless, in the first six months we made important progress in the delivery of our strategy. Our core value added food ingredients business performed strongly and we completed further significant steps to reduce the impact of our exposure to volatile raw material and commodity markets and regulated regimes, notably through the sale of five of our European starch plants.

The 2008 calendar year sweetener pricing round in the US has completed earlier than usual. We have been pleased by the outcome which was in line with our expectations. As a result, visibility has improved somewhat with regard to the remainder of the current financial year. Higher corn costs in Europe and the US dollar exchange rate remain important areas of uncertainty. We currently expect the outturn, based on an average US dollar rate in the second half of US$2.04 to the pound, for our continuing businesses in the second half to be broadly similar to that of the first six months. Looking further forward, we are confident that our strategy to focus on our value added business leaves us well-placed to create value for our shareholders in the years ahead.

Sir David Lees   Iain Ferguson CBE
Chairman   Chief Executive

Statement of Directors' responsibilities

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by the Disclosure Rules and Transparency Rules of the Financial Services Authority, paragraphs DTR 4.2.7 and DTR 4.2.8.

The Directors of Tate & Lyle PLC are listed in the Tate & Lyle Annual Report for the year ended 31 March 2007.

For and on behalf of the Board of Directors:
Sir David Lees   Iain Ferguson   John Nicholas
Directors
30 October 2007

Independent review report to Tate & Lyle PLC

Introduction

We have been engaged by the Company to review the condensed interim financial statements in the interim report for the six months ended 30 September 2007, which comprises the consolidated interim income statement, the consolidated interim statement of recognised income and expense, the consolidated interim balance sheet, the consolidated interim cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed interim financial statements.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed interim financial statements included in this interim report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed interim financial statements in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial

information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements in the interim report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
30 October 2007

CONSOLIDATED INTERIM INCOME STATEMENT(UNAUDITED)

	Notes	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Continuing operations				
Sales	2	1 662	1 645	3 294
Operating profit	2	106	164	295
Finance income	4	24	29	51
Finance expense	4	(46)	(48)	(87)
Profit before tax		84	145	259
Income tax expense	5	(41)	(47)	(90)
Profit for the period from continuing operations		43	98	169
Profit for the period from discontinued operations	8	96	19	48

Profit for the period		139	117	217
Profit for the period attributable to:				
Equity holders of the Company		138	115	214
Minority interest		1	2	3
Profit for the period		139	117	217
Earnings per share attributable to the equity holders of the Company from continuing and discontinued operations		pence	pence	pence
- Basic	6	28.5	23.9	44.3
- Diluted	6	27.9	23.5	43.6
Earnings per share attributable to the equity holders of the Company from continuing operations		pence	pence	pence
- Basic	6	8.7	19.9	34.4
- Diluted	6	8.5	19.6	33.8
Dividends per share		pence	pence	pence
- Proposed at the end of the period	7	6.5	6.2	15.3
- Paid in the period	7	15.3	14.1	20.3

Analysis of profit before tax from continuing operations		£m	£m	£m
Profit before tax		84	145	259
Add back:				
Exceptional items	3	30	-	13
Amortisation of acquired intangible assets		6	4	9

Profit before tax, exceptional items and amortisation of

acquired intangible assets	120	149	281

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Net exchange differences	8	(52)	(81)
Employee post-employment benefits:			
- net actuarial gains/(losses) in post-employment benefit plans	71	(34)	(1)
- deferred taxation recognised directly in equity	(23)	11	-
Net valuation losses on available-for-sale financial assets	-	(1)	-
Net loss on cash flow hedges, net of tax	-	-	(4)
Net profit/(loss) recognised directly in equity (Note 10)	56	(76)	(86)
Profit for the period	139	117	217
Total recognised income and expense for the period	195	41	131
Attributable to:			
Equity holders of the Company	196	42	131
Minority interests	(1)	(1)	-
	195	41	131

CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

	Notes	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m
ASSETS				
Non-current assets				
Intangible assets		298	253	232
Property, plant and equipment		1 123	1 221	1 217

Investments in associates		6	4	7
Available-for-sale financial assets		18	17	18
Derivative financial instruments	9	36	39	36
Deferred tax assets		-	8	8
Trade and other receivables		35	19	64
		1 516	1 561	1 582
Current assets				
Inventories		437	411	503
Trade and other receivables		670	527	558
Current tax assets		27	18	39
Derivative financial instruments	9	78	136	102
Cash and cash equivalents	9	114	546	189
Assets held for sale		-	-	89
		1 326	1,638	1,480
TOTAL ASSETS		2 842	3 199	3 062
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Company's equity holders:				
Share capital		120	122	122
Share premium		404	402	403
Capital redemption reserve		2	-	-
Other reserves		47	(4)	50
Retained earnings		456	374	385
		1 029	894	960
Minority interests		29	34	35
TOTAL SHAREHOLDERS' EQUITY	10	1 058	928	995
LIABILITIES				
Non-current liabilities				
Trade and other payables		46	2	6
Borrowings	9	814	762	842
Derivative financial instruments	9	18	22	19
Deferred tax liabilities		97	51	85

	Notes			
Retirement benefit obligations		27	183	131
Provisions for other liabilities and charges		34	64	51
		1 036	1 084	1 134
Current liabilities				
Trade and other payables		318	418	420
Current tax liabilities		63	20	47
Borrowings and bank overdrafts	9	156	577	271
Derivative financial instruments	9	132	151	123
Provisions for other liabilities and charges		79	21	44
Liabilities held for sale		-	-	28
		748	1 187	933
TOTAL LIABILITIES		1 784	2 271	2 067
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2 842	3 199	3 062

CONSOLIDATED INTERIM CASH FLOW STATEMENT (UNAUDITED)

	Notes	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Cash flows from operating activities				
Profit before tax		84	145	259
Adjustments for:				
Depreciation and impairment of property, plant and equipment		48	39	79
Non - cash exceptional items		30	-	13
Amortisation of intangible assets		8	6	13
Share based payments		2	3	5
Finance income	4	(24)	(29)	(51)
Finance expense	4	46	48	87
Changes in working capital		71	70	(70)
Cash generated from operations		265	282	335

Interest paid		(43)	(28)	(75)
Income tax paid		(32)	(36)	(81)
Cash generated from discontinued operations	8	27	33	48
Net cash generated from operating activities		217	251	227
Cash flows from investing activities				
Proceeds on disposal of property, plant and equipment		-	1	8
Interest received		18	16	33
Purchase of available-for-sale financial assets		-	-	(1)
Acquisitions of subsidiaries, net of cash acquired	11	(81)	-	(3)
Disposals of subsidiaries, net of cash disposed	12	101	-	-
Investments in associates		-	-	(3)
Purchase of property, plant and equipment		(133)	(128)	(251)
Purchase of intangible assets and other non-current assets		(2)	(7)	(6)
Net cash flows used in investing activities		(97)	(118)	(223)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		7	12	16
Repurchase of ordinary shares		(49)	-	-
Cash (outflow)/inflow from (repayment)/drawdown of borrowings		(78)	319	112
Cash outflow from repayment of capital element of finance leases		-	-	(1)
Dividends paid to the Company's equity holders		(74)	(68)	(98)
Net cash flows from financing activities		(194)	263	29
Net (decrease)/increase in cash and cash equivalents	9	(74)	396	33
Cash and cash equivalents:				
Balance at beginning of period		189	158	158
Effect of changes in foreign exchange rates		(1)	(8)	(2)
Net (decrease)/increase in cash and cash				

equivalents	(74)	396	33
Balance at end of period	114	546	189

TATE & LYLE PLC
NOTES TO INTERIM STATEMENT (UNAUDITED)
For the six months to 30 September 2007

1. Presentation of interim financial statements

General information

The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group has more than 50 production facilities mainly in Europe, the Americas and South East Asia. It operates through its subsidiary companies and numerous partnerships and joint ventures.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Sugar Quay, Lower Thames Street, London EC3R 6DQ. The Company has its primary listing on the London Stock Exchange.

Basis of preparation

This condensed consolidated interim financial information for the period ended 30 September 2007 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. The interim condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 31 March 2007 which have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union.

Use of adjusted measures

Tate & Lyle presents adjusted operating profit, profit before tax and earnings per share information. These measures are used by Tate & Lyle for internal performance analysis and incentive compensation arrangements for employees. The terms 'adjusted' and 'exceptional items' are not defined terms under IFRS and may therefore not be comparable with similarly titled measures reported by other

companies. They are not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported excluding exceptional items and amortisation of intangible assets arising on acquisition of businesses.

Statutory financial statements

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The Group's statutory financial statements for the year to 31 March 2007 were prepared under International Financial Reporting Standards as adopted by the European Union and filed with the Registrar of Companies. The auditors, PricewaterhouseCoopers LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 March 2007, as described in those annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008:

- IFRIC 8, 'Scope of IFRS 2'. This interpretation has not had any impact on the recognition of share-based payments in the Group.

- IFRIC 9, 'Reassessment of embedded derivatives'. This interpretation has not had a significant impact on the reassessment of embedded derivatives as the Group already assesses if embedded derivatives should be separated using principles consistent with IFRIC 9.

- IFRIC 10, 'Interims and impairment'. This interpretation has not had any impact on the timing or recognition of impairment losses as the Group already accounted for such amounts using principles consistent with IFRIC 10.

- IFRIC 11, 'IFRS 2 - Group and treasury share transactions'. This interpretation has not had any impact on the recognition of share-based payments in the Group.

- IFRS 7, 'Financial instruments: Disclosures' and IFRS 4, 'Insurance contracts', revised implementation guidance, effective when an entity adopts

IFRS 7. As this interim report contains only condensed financial statements, these disclosures will be given in the annual financial statements.

- IAS 1, 'Amendments to capital disclosures'. As this interim report contains only condensed financial statements these disclosures will be given in the annual financial statements.

Seasonality

The Group's principal exposure to seasonality is in relation to working capital. The Group's inventories are subject to seasonal fluctuations reflecting crop harvesting and purchases. Inventory levels typically increase progressively from September to November and gradually reduce in the first six months of the calendar year.

2. Segment information

Following the disposal of Tate & Lyle Canada (Redpath) and the cessation of the Group's Eastern Sugar joint venture, the Sugars, Americas and Asia and Sugars, Europe segments have been combined into one segment, 'Sugars', and the comparative segmental information has been represented.

Previously the Group's central costs were allocated to the segments. Central costs are no longer allocated and are presented separately and the comparative segmental information has been represented.

Discontinued operations comprise Tate & Lyle Canada, Eastern Sugar and the disposed European starch plants (see note 8).

The segment results for the six months to 30 September 2007 were as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars £m	Central costs £m	Total £m	Discontinued operations (note 8) £m	Total £m
Sales								
Total sales	672	215	70	722	-	1 679	373	2 052

Inter-segment sales	(1)	(7)	-	(9)	-	(17)	(29)	(46)
External sales	671	208	70	713	-	1 662	344	2 006
Operating profit Before exceptional items and amortisation of acquired intangible assets	84	26	32	14	(14)	142	43	185
Exceptional items (Note 3)	-	(30)	-	-	-	(30)	60	30
Amortisation of acquired intangible assets	(2)	(2)	(2)	-	-	(6)	-	(6)
Operating profit	82	(6)	30	14	(14)	106	103	209
Net finance expense						(22)	-	(22)
Profit before tax						84	103	187

The segment results for the six months to 30 September 2006 were as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars £m	Central costs £m	Total £m	Discontinued operations (note 8) £m	Total £m
Sales								
Total sales	617	161	73	872	-	1 723	411	2 134
Inter-segment sales	(2)	(4)	-	(72)	-	(78)	(17)	(95)
External sales	615	157	73	800	-	1 645	394	2 039

Operating profit Before exceptional items and amortisation of acquired intangible assets	93	23	34	34	(16)	168	25	193
Amortisation of acquired intangible assets	(1)	(1)	(2)	-	-	(4)	-	(4)
Operating profit	92	22	32	34	(16)	164	25	189
Net finance expense						(19)	(1)	(20)
Profit before tax						145	24	169

The segment results for the year to 31 March 2007 were as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars £m	Central costs £m	Total £m	Discontinued operations (note 8) £m	Total £m
Sales								
Total sales	1 259	316	147	1 707	-	3 429	810	4 239
Inter-segment sales	(4)	(11)	-	(120)	-	(135)	(34)	(169)
External sales	1 255	305	147	1 587	-	3 294	776	4 070
Operating profit Before exceptional items and amortisation of acquired intangible assets	175	40	71	66	(35)	317	56	373
Exceptional items (Note 3)	(33)	-	20	-	-	(13)	23	10
Amortisation of								

acquired intangible assets	(3)	(2)	(4)	-	-	(9)	-	(9)
Operating profit	139	38	87	66	(35)	295	79	374
Net finance expense						(36)	(1)	(37)
Profit before tax						259	78	337

3. Exceptional items

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Continuing			
Restructuring costs (a)	(30)	-	-
Impairment and closure costs (b)	-	-	(33)
Deferred payment provision release (c)	-	-	20
	(30)	-	(13)
Discontinued			
European starch plants (a)	1	-	-
Eastern Sugar (d)	-	-	23
Redpath (e)	59	-	-
	30	-	10

(a) Overall the net loss on disposal of the European starch plants in France, Belgium, Italy, Spain and the UK is £29 million, comprising £30 million of redundancy and other restructuring costs within continuing operations, and a net profit of £1 million in discontinued operations (comprising £16 million profit on disposal offset by goodwill written off of £15 million). The restructuring costs result from the significant reduction in central support functions required by the retained Food & Industrial Ingredients, Europe business.

(b) Impairment and closure costs in the prior year of £33 million were recognised following a review of the manufacturing activities at the Selby, UK factory for citric acid and Astaxanthin. These businesses are both reported

within the Food & Industrial Ingredients, Americas division.

(c) The deferred payment provision release in the prior year of £20 million related to the Sucralose business. As part of the realignment of Sucralose activities with McNeil Nutritionals, LLC ('McNeil') in April 2004 a provision was set up for deferred consideration payable to McNeil. It was anticipated that the provision would not be fully utilised and consequently £20 million was released to the income statement in the prior year.

(d) Exceptional items of £23 million in discontinued operations in the prior year related to the Group's Eastern Sugar joint venture. These comprised a £14 million net gain expected on termination of operations following surrender of sugar quota to the EU Restructuring Fund under the terms of the EU Sugar Regime and a £9 million gain following a favourable outcome to a long running litigation dispute with the government of the Czech Republic.

(e) On 21 April 2007 the Group disposed of its shareholding of Tate & Lyle Canada Limited (Redpath) resulting in a profit on disposal of £59 million (see note 12).

There was no tax impact on exceptional items for the periods to 30 September 2007 and 2006. In the year to 31 March 2007 the tax impact on continuing net exceptional items was a £3 million charge and on total net exceptional items was a £7 million charge. Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future. In addition a further £18 million exceptional tax charge was recognised in the year to 31 March 2007 of which £13 million related to an adjustment to the tax credit recognised on the impairment in Food & Industrial Ingredients, Europe in the year ended 31 March 2006. The balance of £5 million related to a one-off charge relating to discontinued operations in the year ended 31 March 2007.

4. Finance income and finance expense

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Finance income			
Interest receivable	22	28	49
Net finance income arising on defined benefit retirement schemes:			
- interest cost	(34)	(34)	(66)

- expected return on plan assets	36	35	68
Finance income	24	29	51
Finance expense			
Interest expense on bank and other borrowings	(43)	(47)	(81)
Unwinding of discounts in provisions	(1)	(1)	(3)
Fair value (loss)/gain on interest-related derivative instruments	(1)	1	-
Finance lease charges	(1)	(1)	(3)
Finance expense	(46)	(48)	(87)
Net finance expense (continuing operations)	(22)	(19)	(36)

5. Income tax expense

Continuing	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Current tax			
UK taxation	-	(6)	(27)
Overseas taxation	40	43	98
	40	37	71
Deferred tax	1	10	19
Income tax expense	41	47	90

Discontinued	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Current tax			
UK taxation	-	-	3
Overseas taxation	7	6	16

	7	6	19
Deferred tax	-	(1)	11
Income tax expense	7	5	30

The calculations of the effective tax rates are set out in Note (ii) of the additional information.

6. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held in the employee share ownership trust.

	Six months to 30 September 2007			Six months to 30 September 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit attributable to equity holders of the Company (£million)	42	96	138	96	19	115
Weighted average number of ordinary shares in issue (millions)	483.9	483.9	483.9	481.3	481.3	481.3
Basic earnings per share	8.7p	19.8p	28.5p	19.9p	3.9p	23.9p

	Year to 31 March 2007		
	Continuing operations	Discontinued operations	Total
Profit attributable to equity holders of the Company (£million)	166	48	214
Weighted average number of			

ordinary shares in issue (millions)	482.8	482.8	482.8
Basic earnings per share	34.4p	9.9p	44.3p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options.

	Six months to 30 September 2007			Six months to 30 September 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit attributable to equity holders of the Company (£million)	42	96	138	96	19	115
Weighted average number of diluted shares in issue (millions)	493.9	493.9	493.9	489.1	489.1	489.1
Diluted earnings per share	8.5p	19.4p	27.9p	19.6p	3.9p	23.5p

	Year to 31 March 2007		
	Continuing operations	Discontinued operations	Total
Profit attributable to equity holders of the Company (£million)	166	48	214
Weighted average number of diluted shares in issue (millions)	491.0	491.0	491.0
Diluted earnings per share	33.8p	9.8p	43.6p

The adjustment for the dilutive effect of share options at 30 September 2007 was 10.0 million (30 September 2006 - 7.8 million; 31 March 2007 - 8.2 million).

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets, as follows:

Continuing Operations	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Profit attributable to equity holders of the Company (£million)	42	96	166
Adjustments for:			
- exceptional items (note 3)	30	-	13
- amortisation of acquired intangible assets	6	4	9
- tax effect on the above adjustments and exceptional tax items	-	-	13
Adjusted profit (£million)	78	100	201
Adjusted basic earnings per share from continuing operations	16.1p	20.8p	41.6p
Adjusted diluted earnings per share from continuing operations	15.8p	20.4p	40.9p

Total Operations	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Profit attributable to equity holders of the Company (£million)	138	115	214
Adjustments for:			
- exceptional items (note 3)	(30)	-	(10)
- amortisation of acquired intangible assets	6	4	9
- tax effect on the above adjustments and exceptional tax items	-	-	22
Adjusted profit (£million)	114	119	235
Adjusted basic earnings per share from total operations	23.6p	24.7p	48.7p
Adjusted diluted earnings per share from total operations	23.1p	24.3p	47.9p

7. Dividends

The directors have declared an interim dividend of £31 million out of the profit for the six months to 30 September 2007 (30 September 2006 - £30 million), representing 6.5p per share (30 September 2006 - 6.2p), payable on 8 January 2008. The final dividend for the year to 31 March 2007 of £74 million, representing 15.3p per share, was paid during the six months to 30 September 2007.

8. Discontinued operations

On 14 February 2007 the Group reached an agreement for the sale of Tate & Lyle Canada Limited to American Sugar Refining, Inc. Following regulatory approval, the sale transaction completed on 21 April 2007. Accordingly the results of Tate & Lyle Canada are presented as discontinued operations for the periods ended 30 September 2007 and 30 September 2006 and for the year ended 31 March 2007, and the related assets and liabilities as held for sale at 31 March 2007.

Following an extensive review of the impact of the new EU sugar regime, the Group's Eastern Sugar joint venture ceased processing beets by March 2007 and renounced its sugar quotas in Hungary, Czech Republic and Slovakia in return for Restructuring Aid. Accordingly the results of Eastern Sugar are presented as discontinued operations for the periods ended 30 September 2007 and 30 September 2006 and the year ended 31 March 2007.

On 18 July 2007, the Group reached an agreement with Syral SAS (a subsidiary of Tereos of France) for the sale of its starch facilities forming part of the Food & Industrial Ingredients, Europe segment in the UK, Belgium, France, Spain and Italy (together 'the European starch plants'). As the completion conditions had been satisfied by 30 September 2007 the disposal has been accounted for at that date. Accordingly the results of the European starch plants that have been disposed of are presented as discontinued operations for the periods ended 30 September 2007 and 30 September 2006 and for the year ended 31 March 2007.

The results of Tate & Lyle Canada and Eastern Sugar were previously reported in the former Sugars, Americas & Asia and Sugars, Europe segments respectively. The disposed European starch plants were previously reported as part of the Food & Industrial Ingredients, Europe segment.

	Period to 30 September 2007	Period to 30 September 2006

	Tate & Lyle Canada £m	Eastern Sugar £m	European starch plants £m	Total £m	Tate & Lyle Canada £m	Eastern Sugar £m	European starch plants £m	Total £m
Sales	11	25	308	344	101	37	256	394
Operating profit before exceptional items	-	5	38	43	(1)	6	20	25
Exceptional items (note 3)	59	-	1	60	-	-	-	-
Operating profit	59	5	39	103	(1)	6	20	25
Finance income	-	1	-	1	-	-	-	-
Finance expense	-	-	(1)	(1)	-	-	(1)	(1)
Profit before tax from discontinued operations	59	6	38	103	(1)	6	19	24
Income tax expense (note 5)	-	-	(7)	(7)	-	(1)	(4)	(5)
Profit for the period from discontinued operations	59	6	31	96	(1)	5	15	19

Net cash flows from discontinued operations are as follows:

Net cash (outflows)/inflows from operating activities	(8)	27	8	27	(11)	15	29	33
Net cash (outflows)/inflows from investing activities	-	-	(23)	(23)	(1)	(1)	(19)	(21)

	Year to 31 March 2007			
	Tate & Lyle Canada £m	Eastern Sugar £m	European starch plants £m	Total £m
Sales	189	67	520	776
Operating profit before exceptional items	8	10	38	56

Exceptional items (note 3)	-	23	-	23
Operating profit	8	33	38	79
Finance income	1	-	-	1
Finance expense	-	-	(2)	(2)
Profit before tax from discontinued operations	9	33	36	78
Income tax expense (note 5)	(9)	(6)	(15)	(30)
Profit for the year from discontinued operations	-	27	21	48

Net cash flows from discontinued operations are as follows:

Net cash inflows from operating activities	4	-	44	48
Net cash (outflows)/inflows from investing activities	(1)	3	(39)	(37)

9. Net debt

The components of the Group's net debt profile are as follows:

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m
Non-current borrowings	(814)	(762)	(842)
Current borrowings and overdrafts (1)	(156)	(577)	(271)
Debt-related derivative instruments (2)	16	22	24
Cash and cash equivalents	114	546	189
Net debt	(840)	(771)	(900)

Movements in the Group's net debt profile are as follows:

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m

Balance at beginning of period	(900)	(866)	(866)
(Decrease)/increase in cash and cash equivalents in the period	(74)	396	33
(Proceeds from)/repayments of borrowings	78	(319)	(111)
Net debt transferred on disposal of subsidiaries	43	-	-
Inception of finance leases	-	(13)	(14)
Exchange differences	13	31	58
Decrease in net debt in the period	60	95	(34)
Balance at end of period	(840)	(771)	(900)

(1) Current borrowings and overdrafts at 30 September 2007 include £49 million (30 September 2006 - £99 million, 31 March 2007 - £95 million) in respect of securitised receivables.

(2) Derivative financial instruments presented within assets and liabilities in the balance sheet of £36 million net liability (30 September 2006 - £2 million asset; 31 March 2007 - £4 million net liability) comprise net debt-related instruments of £16 million asset (30 September 2006 - £22 million asset; 31 March 2007 - £24 million asset) and non debt-related instruments of £52 million liability (30 September 2006 - £20 million liability; 31 March 2007 - £28 million liability). Additional non debt-related instruments of £1 million asset were included in assets held for sale at 31 March 2007.

10. Consolidated statement of changes in shareholders' equity

	Share capital and premium £m	Capital redemption £m	Other reserves £m	Retained earnings £m	Attributable to the equity holders of the Company £m	Minority interests £m	Total equity £m
Balance at 1 April 2007	525	-	50	385	960	35	995
Net profit/(loss) recognised directly in equity (Note a)	-	-	10	48	58	(2)	56
Profit for the period	-	-	-	138	138	1	139
Share-based payments, including							

tax	-	-	-	2	2	-	2
Proceeds from shares issued	1	-	-	6	7	-	7
Exchange differences transferred to income on disposal	-	-	(13)	-	(13)	-	(13)
Share buybacks	(2)	2	-	(49)	(49)	-	(49)
Dividends paid	-	-	-	(74)	(74)	-	(74)
Minority interest acquired	-	-	-	-	-	(5)	(5)
Balance at 30 September 2007	524	2	47	456	1 029	29	1 058

	Share capital and premium £m	Capital redemption £m	Other reserves £m	Retained earnings £m	Attributable to the equity holders of the Company £m	Minority interests £m	Total equity £m
Balance at 1 April 2006	522	-	56	327	905	35	940
Net loss recognised directly in equity (Note a)	-	-	(60)	(13)	(73)	(3)	(76)
Profit for the period	-	-	-	115	115	2	117
Share-based payments, including tax	-	-	-	3	3	-	3
Proceeds from shares issued	2	-	-	10	12	-	12
Dividends paid	-	-	-	(68)	(68)	-	(68)
Balance at 30 September 2006	524	-	(4)	374	894	34	928

(a) Net profit/(loss) recognised directly in equity includes a taxation credit of £18 million (30 September 2006 - £nil million) relating to net investment hedging in the prior period.

11. Acquisitions

G.C.Hahn & Co

On 15 June 2007, the Group acquired 80% of the issued share capital of G.C. Hahn & Co (Hahn). Hahn provides customised ingredient solutions. Hahn's primary

operations are located in Lübeck, Germany. It also has production operations in the UK, USA and Australia, and sales offices in 22 countries.

The acquisition agreement allows for the Group to acquire the remaining 20% of the issued share capital prior to 1 January 2020 through put and call options. The owner of the remaining 20% of the issued share capital is entitled to fixed dividends until the options are exercised. The Group effectively bears all the risks and rewards for 100% of the business and therefore no minority interest is recognised in the Group's financial statements.

The fair values currently established for the acquisition are provisional due to the proximity of the date of acquisition to the Group's interim reporting date. The acquisition has contributed £21 million to sales and £nil million to operating profit post amortisation in the period since acquisition. If the acquisition of Hahn had been completed on 1 April 2007, Group sales for the period would have been £1,677 million and Group profit attributable to equity holders of the Company would have been unchanged.

	Book value on acquisition	Provisional fair value adjustments	Provisional fair value
Intangible assets	-	52	52
Property, plant and equipment	11	1	12
Inventories	8	2	10
Trade and other receivables	18	(3)	15
Cash and cash equivalents	5	-	5
Trade and other payables	(8)	(2)	(10)
Borrowings	(2)	-	(2)
Deferred tax	-	(17)	(17)
	32	33	65
Goodwill			35
Consideration payable			100

Satisfied by:

Cash consideration, including costs	80
Deferred consideration	20
	100

Cash movement:

Cash consideration, including costs	80
Net cash acquired	(3)
Net cash outflow in the period	77

Goodwill on acquisition relates to anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

Other

During the period, the Group invested a further £4 million in Tate & Lyle Gadot Manufacturing.

12. Disposals

On 21 April 2007 the Group disposed of its shareholding in Tate & Lyle Canada Limited (Redpath). Net consideration was £131 million subject to closing adjustments relating to working capital. Total consideration, net of disposal costs and including working capital adjustments is £139 million.

On 30 September 2007 the Group disposed of five of its starch plants within the Food & Industrial Ingredients, Europe segment in the UK, Belgium, France, Spain and Italy. Consideration was set at EUR 310 million (£209 million) subject to capital expenditure and working capital movements to the date of completion. Total consideration, net of disposal costs and subject to conclusion of completion accounts, is £214 million.

	Tate & Lyle Canada £m	European starch plants £m
Total consideration, net of costs	139	214
Net assets disposed	(85)	(217)

Goodwill written off	-	(15)
Other items, including exchange differences transferred from equity	5	19
Profit on disposal	59	1

Cash flows:

Cash consideration net of costs	128	-
Cash disposed	(6)	(20)
Cash inflow/(outflow) in the period	122	(20)
Cash proceeds receivable	11	222

Trade and other receivables in the consolidated Group Balance Sheet includes consideration remaining on disposal of the above businesses of £233 million. £197 million was received as an initial payment on 1 October 2007 relating to the European starch plants.

Net assets disposed comprise:	Tate & Lyle Canada £m	European starch plants £m
Property, plant and equipment	51	172
Intangible assets	-	2
Inventory	22	42
Provisions	-	(8)
Retirement benefit liability	(7)	-
Trade and other receivables	31	150
Cash and cash equivalents	6	20
Trade and other payables	(18)	(118)
Borrowings	-	(43)
Net assets disposed of	85	217

Other disposals

On 26 April 2007 the Group disposed of its shareholding in Pure Cane Molasses for cash consideration of £4 million resulting in a loss on disposal of £1 million.

On 15 June 2007 the Group disposed of its shareholding in Tate & Lyle Reinsurance, comprising part of its re-insurance operations and including cash balances of £8 million, for cash consideration of £3 million. The loss on disposal was £1 million.

13. Capital expenditure

In the period, there were additions to intangible assets of £2 million (2006 - £7 million). In the period, there were additions to property, plant and equipment of £133 million (2006 - £128 million). There were no material disposals of property, plant and equipment during the period (2006 - £1 million).

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m
Commitments for the acquisition of property, plant and equipment	87	82	77

14. Contingent liabilities

There have been no material changes to the Group's contingent liabilities since 31 March 2007.

15. Related party disclosures

The Group's significant related parties are its associates and joint ventures as disclosed in the Tate & Lyle Annual Report for the year ended 31 March 2007. There were no material differences in related parties or related party transactions in the period or prior period.

16. Post balance sheet events

On 8 October 2007 the Group announced that it has signed an agreement for the sale of its 49% shareholding in Grupo Industrial Azucarero de Occidente, S.A. de C.V. ('Occidente') to ED&F Man Holdings Limited for cash consideration of US$93

million (£46 million).

17. Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of the Group's principal overseas operations:

Average exchange rates	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
US Dollar £1 = $	2.00	1.85	1.89
Euro £1 = EUR	1.47	1.46	1.48

Period end exchange rates	30 September 2007	30 September 2006	31 March 2007
US Dollar £1 = $	2.03	1.87	1.97
Euro £1 = EUR	1.43	1.48	1.47

ADDITIONAL INFORMATION (UNAUDITED)
For the six months to 30 September 2007

Additional Information

(i) Reconciliation of adjusted financial information

(ii) Taxation charge

(iii) Product profitability

(iv) Net margin analysis

(v) Ratio analysis

(i) Reconciliation of adjusted financial information

This period's results are impacted by discontinued operations, exceptional items and amortisation of acquired intangibles. In order to provide an understanding of the underlying performance of the continuing Group, the table set out below shows the impact of excluding these items from the statutory results. This adjusted information, which is referred to throughout this announcement, is also

used by management internally for analysing the performance of the business.

	Six months to 30 September 2007			Six months to 30 September 2006		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Statutory information						
Operating profit	106	103	209	164	25	189
Net finance costs	(22)	-	(22)	(19)	(1)	(20)
Profit before taxation	84	103	187	145	24	169
Taxation	(41)	(7)	(48)	(47)	(5)	(52)
Profit after taxation	43	96	139	98	19	117
Adjustments						
Exceptional items	30	(60)	(30)	-	-	-
Amortisation	6	-	6	4	-	4
Adjustments to operating profit and profit after taxation	36	(60)	(24)	4	-	4
Adjusted information						
Operating profit	142	43	185	168	25	193
Net finance costs	(22)	-	(22)	(19)	(1)	(20)
Profit before taxation	120	43	163	149	24	173
Taxation	(41)	(7)	(48)	(47)	(5)	(52)
Profit after taxation	79	36	115	102	19	121

(ii) Taxation charge

	Six months to 30 September 2007			Six months to 30 September 2006		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Profit before taxation	84	103	187	145	24	169
Taxation	(41)	(7)	(48)	(47)	(5)	(52)
Reported tax rate	48.8%	6.8%	25.7%	32.4%	20.8%	30.8%
Adjusted profit before taxation	120	43	163	149	24	173
Adjusted taxation	(41)	(7)	(48)	(47)	(5)	(52)
Adjusted tax rate	34.4%	16.3%	29.4%	31.5%	20.8%	30.1%

The above table is based on our expectations for the year to 31 March 2008.

(iii) Product profitability

(a) Operating profit of continuing operations at actual 2007 rates.

		Six months to 30 September 2007			Six months to 30 September 2006		
		Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sugars	- Products	11	3	14	13	3	16
	- Trading	-	-	-	16	-	16
Ingredients	- Food	46	45	91	44	38	82
	- Industrial	21	(2)	19	23	4	27
Global Sucralose		-	32	32	-	32	32
Total		78	78	156	96	77	173

Exchange	-	11
Central costs	(14)	(16)
Total	142	168

(b) Sales of continuing operations at actual 2007 rates.

		Six months to 30 September 2007			Six months to 30 September 2006		
		Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sugars	- Products	306	36	342	255	36	291
	- Trading	371	-	371	460	-	460
Ingredients	- Food	404	210	614	318	157	475
	- Industrial	199	66	265	188	56	244
Global Sucralose		-	70	70	-	67	67
Total		1 280	382	1 662	1 221	316	1 537
Exchange				-			108
Total				1 662			1 645

(c) Continuing operations for six months to 30 September 2006 at reported 2006 rates.

		Sales			Operating profit*		
		Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sugars	- Products	259	36	295	13	3	16
	- Trading	505	-	505	18	-	18
Ingredients	- Food	344	174	518	47	41	88

- Industrial	196	58	254	24	4	28
Global Sucralose	-	73	73	-	34	34
Total	1 304	341	1 645	102	82	184
Central costs			-			(16)
Total			1 645			168

* Profit before interest, exceptional items and amortisation of acquired intangible assets.

(iv) Net margin analysis

	Six months to 30 September 2007 %	Six months to 30 September 2006 %	Year to 31 March 2007 %
Before exceptional items and amortisation of acquired intangibles			
Food & Industrial Ingredients, Americas	12.5%	15.1%	13.9%
Food & Industrial Ingredients, Europe	12.5%	14.6%	13.1%
Sucralose	45.7%	46.6%	48.3%
Sugars	2.0%	4.3%	4.2%
Group - continuing	8.5%	10.2%	9.6%
- total	9.2%	9.5%	9.2%
After exceptional items and amortisation of acquired intangibles			
Food & Industrial Ingredients, Americas	12.2%	15.0%	11.1%

Food & Industrial Ingredients, Europe	(2.9)%	14.0%	12.5%
Sucralose	42.9%	43.8%	59.2%
Sugars	2.0%	4.3%	4.2%
Group - continuing	6.4%	10.0%	9.0%
- total	10.4%	9.3%	9.2%

(a) Unless otherwise stated, above margins are based on continuing operations and calculated as profit before interest, tax, exceptional items and amortisation of acquired intangible assets divided by external sales.

(v) Ratio analysis

	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Net debt to EBITDA (b)			
= Net debt	840	771	900
Annualised pre-exceptional EBITDA	(2 x 241)	(2 x 245)	477
	= 1.7 times	= 1.6 times	= 1.9 times
Gearing			
= Net debt	840	771	900
Total net assets	1 058	928	995
	= 79%	= 83%	= 90%

Interest cover

= Operating profit before amortisation of

acquired intangibles and exceptional items
\---
Net interest and finance expense

	185	193	373
	22	20	37
	= 8.4 times	= 9.7 times	= 10.1 times

Return on Net Operating Assets

= Annualised profit before interest, tax and exceptional items
\---
Average net operating assets

	(2 x 179)	(2 x 189)	364
	2 013	1 801	1 926
	= 17.8%	= 21.0%	= 18.9%

Net operating assets are calculated as:			
Total net assets	1 058	928	995
Add back *net borrowings (see note 9)*	840	771	900
Add back net tax liabilities	133	45	99
Net operating assets	2 031	1 744	1 994
Average net operating assets	2 013	1 801	1 926

(a) Ratios are based on financial information from total operations.

(b) Includes depreciation and amortisation related to discontinued operations of £6 million (30 September 2006 - £11 million, 31 March 2007 - £21million).

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Regulatory Announcement

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Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Holding(s) in Company
Released	16:27 30-Oct-07
Number	2007103000

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OR DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of the shareholder(s) (if different from 3 above)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

17 OCTOBER 2007

6. Date on which issuer notified

29 OCTOBER 2007

7. Threshold(s) that is /are crossed or reached

FROM 3% TO 4% (L&G)

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 17,389,201

Number of Voting Rights: 17,389,201

Resulting situation after the triggering transaction:

Number of Shares - 19,827,451

Number of Voting Rights (Direct) - 19,827,451

Number of Voting Rights (Indirect) - 0

% of Voting Rights (Direct) - 4.12% (BASED ON TOTAL VOTING RIGHTS OF 481,252,831)

% of Voting Rights (Indirect) - 0%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 19,827,451

Total % of Voting Rights - 4.12%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH) (DIRECT AND INDIRECT)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G) (19,827,451 - 4.12% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (LGIMHD) (17,166,085 - 3.57 % (BASED ON TOTAL VOTING RIGHTS OF 481,252,831) = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT) (LGIH)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC) (17,166,085 - 3.57 %(BASED ON TOTAL VOTING RIGHTS OF 481,252,831) = PMC)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

L&G ADVISED THAT THIS NOTIFICATION HAD BEEN DELAYED BY THEM DUE TO THE LARGE NUMBER OF DISCLOSURES REQUIRED FOLLOWING A SUBSTANTIAL AMOUNT OF NEW BUSINESS WHICH HAD COME TO THEM IN THE FORM OF AN IN-SPECIE TRANSFER.

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

30 OCTOBER 2007

ENDS

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END